FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



REJECT HARMONY - PROTECT VALUE

Do not tender your shares to Harmony

Vote against the Resolutions Proposed by the Harmony Board

Stop Harmony's offer for Gold Fields

November 8, 2004

Dear Gold Fields Shareholder,

On October 18, 2004 Harmony Gold Mining Company Limited ("Harmony") made an unsolicited and hostile approach to merge with Gold Fields. By now, you should have received our Offer Response document, which examines the merits of Harmony's offer. The analysis and conclusions therein support the Directors' conviction that **Harmony's offer, as proposed, is categorically not in the interests of Gold Fields shareholders and substantially undervalues your Company**. The purpose of this letter is to reiterate a number of the key arguments and **outline the pro-active action you can take to preserve shareholder value**.

The Harmony proposal consists of two parts: An 'early settlement' offer to acquire up to 34.9% of Gold Fields shares on the basis of 1.275 Harmony shares (or ADSs) for each Gold Fields share (or ADS); and a "subsequent offer" for the remaining Gold Fields shares and ADSs not tendered in the early settlement offer, including the Gold Fields shares owned by Norilsk. The subsequent offer is conditional upon, among other things, Gold Fields shareholders rejecting the proposed transaction with IAMGold and Harmony successfully passing it's special resolution to increase its authorized share capital at its EGM on the 12th of November.

Two-part transaction structure is highly coercive. It allows Harmony (with the support of Norilsk) to be in a position to exercise control over Gold Fields without successfully bidding for the whole Company, without normal regulatory approvals and without paying a full control premium. The terms of the Norilsk undertaking not to accept the early settlement offer confirm, we believe, that they are acting together in this respect. Furthermore, because of the relatively small number of acceptances that Harmony needs in order to exercise its influence, the offer puts excessive power in the hands of a limited number of Gold Fields shareholders with short-term interests to the detriment of the wider Gold Fields shareholder community. This means that you, the loyal Gold Fields shareholder, could be left invested in Gold Fields in circumstances where the subsequent offer fails but Harmony, together with Norilsk, are free to exercise significant influence.

The Harmony offer destroys shareholder value. It is dilutive to Gold Fields shareholders based on metrics such as earnings per share, operating cash flow, net present value per share and balance sheet strength. Harmony is visibly financially stretched as evidenced by its five successive quarters of headline losses and deteriorating balance sheet. In stark contrast to Harmony, Gold Fields is well-capitalised, operating a sustainable business and generating profits for its shareholders. Given today's gold price environment, your Board believes Harmony is overvalued compared to Gold Fields and that Harmony's all-share offer fails to reflect this.

Even if one accepts (and as emphasized above, your Board does not) that current market prices accurately reflect the relative value of both companies, the premium Harmony is offering Gold Fields shareholders is grossly inadequate. The premium calculated using the closing prices of each company's ADSs on the NYSE one day prior to announcement was a mere 7%; this compares to an average of over 40% in similar precedent situations since 1994.

In addition to significantly undervaluing Gold Fields shares, Harmony proposes that Gold Fields shareholders accept its shares and not cash. Cash is the usual form of consideration offered in unsolicited and hostile situations. For Gold Fields shareholders this means that the value of what you are being offered is dependent on Harmony's share price performance during the course of the Offer, the underlying value of the Harmony assets and the future performance of Gold Fields assets under Harmony ownership.

This hostile offer, does not afford Gold Fields the opportunity to adequately determine the true worth of the Harmony assets on your behalf. For example, your Board is concerned by the unexplained differences between Harmony's claimed reserve position of 62 million ounces as reported in the 2004 Annual Report and the 41 million ounces of reserves stated in the Competent Persons Report included in Harmony's South African offer document (Harmony did not make the report available to our US shareholders).

The Board of Directors of Gold Fields urges you to reject the Harmony offer on the basis that it employs an inappropriate offer structure and fails to fully value your Company. If Harmony believes that the value proposition is fair to Gold Fields then it should be presented in a form that allows all shareholders, without coercion and with all the necessary information that a full prospectus and/or friendly mutual due diligence would provide, to evaluate the merits of the offer.

To this end, the Board of Directors, on behalf of its shareholders, are pursuing a number of legal avenues to force Harmony to retreat or make a single properly structured offer for 100% of Gold Fields share capital with a minimum acceptance condition (>50%).

The Board have commenced an action in relation to the unlawful implementation of the Offer under the Companies Act, on account of its failure to be accompanied by a registered prospectus. In addition, we have also launched an urgent application to the Competition Tribunal in terms of which a temporary interdict is sought in relation to implementation of the early settlement offer. Furthermore, Gold Fields has made a number of representations to the SRP, which support our view that this proposal is not made in accordance with the spirit of their rules.

Pro-active actions <u>YOU</u>, the Gold Fields shareholder, can take to preserve value.

To those Gold Fields shareholders who also own Harmony stock, the Board recommends that you vote down Harmony's special resolution to increase its authorised

share capital on November 12. Without this increase, Harmony will be unable to effect any part of the transaction with Gold Fields. This will force Harmony to take heed of our criticisms of the Offer, as currently proposed, and retreat or return with revised terms, should it so desire, to the benefit of all shareholders.

The Board also recommends that you should **take no action in relation to either the early settlement offer or the subsequent offer.** Your Directors do not intend to accept the early settlement offer or the subsequent offer in respect of their own beneficial holdings of Gold Fields shares.

You should not sign any documents which Harmony or its advisers send you. If you have given a mandate to a CSDP, broker, nominee, custodian, trustee or other financial intermediary, you should instruct them to take no action.

If you have accepted either the early settlement offer or the subsequent offer you should withdraw your acceptance by signing and completing the enclosed RED Form of Withdrawal of Acceptance (if you hold Gold Fields shares) or the enclosed GREEN Notice of Withdrawal (if you hold Gold Fields ADSs). Completed RED Forms of Withdrawal of Acceptance (in respect of Gold Fields shares) should be returned to Harmony's transfer secretaries in accordance with the instructions set out on the Form of Withdrawal of Acceptance. Completed GREEN Notices of Withdrawal (in respect of Gold Fields ADSs) should be returned to the Bank of New York, as tender agent, in accordance with the instructions set out on the Notice of Withdrawal.

Yours Sincerely,



Chris Thompson
Chairman

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make the offer and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

NOTICE OF WITHDRAWAL

OF
AMERICAN DEPOSITARY SHARES ("ADSs")
OF
GOLD FIELDS LIMITED
TENDERED PURSUANT TO
THE U.S. OFFER TO EXCHANGE
BY
HARMONY GOLD MINING COMPANY LIMITED

TO: THE BANK OF NEW YORK

Facsimile Transmission:
(Eligible Institutions only)
+1 (212) 815 6433

To confirm Facsimile Transmisions only:
+1 (212) 815 6212

By Mail:	*By Hand or Overnight Delivery:*
THE BANK OF NEW YORK	THE BANK OF NEW YORK
GOLD FIELDS EXCHANGE	GOLD FIELDS EXCHANGE
TENDER & EXCHANGE DEPARTMENT	TENDER & EXCHANGE DEPARTMENT
P.O. BOX 859208	161 BAY STATE STREET
BRAINTREE, MA 02185-9208	BRAINTREE, MA 02185

This Notice is to be used by registered holders of Gold Fields ADSs only.

PLEASE NOTE: If you hold Gold Fields ADSs through a broker, nominee, custodian, trustee or other financial intermediary, you should contact them to give withdrawal instructions.

If you have any questions about how to withdraw your ADSs, please call Innisfree M&A Incorporated,
toll free at: +1 (877) 687 1871 (from the US and Canada),
or Call Collect (reverse charges): +1 (646) 822 7436 (from all other locations).
Banks and Brokers may Call Collect (reverse charges): +1 (212) 750 5833.

Ladies and Gentlemen: the undersigned hereby withdraws the ADSs of Gold Fields Limited identified below:

_____

Name(s) of persons who tendered ADSs to be withdrawn:

_____

Name(s) of registered holder(s) (if different): _____

Number of ADSs withdrawn: _____

(the rest to be completed only if certificates for ADSs have been delivered
or otherwise identified to The Bank of New York)

Serial Number(s) of ADRs: _____

(MUST BE SIGNED ON REVERSE SIDE)

ADR HOLDER SIGN HERE

Must be signed by registered holder(s) exactly as name(s) appear(s) on the ADR certificate(s) representing the Gold Fields ADS(s) or by person(s) authorized to become registered holder(s) by endorsements, stock powers and documents transmitted or transmitted herewith. If a signature is by an officer on behalf of a corporation or by an executor, administrator, trustee, guardian, attorney-in-fact or other person acting in a fiduciary or representative capacity, please set forth the full title of such person.

_____

_____

SIGNATURE(S) OF OWNER(S)

Dated: _____

Name(s): _____

PLEASE PRINT

Capacity (full title): _____

Address: _____

_____

(INCLUDING ZIP CODE)

Area Code and Tel. No.: _____

SIGNATURE GUARANTEE*

(REQUIRED IF CERTIFICATES FOR ADRs, EVIDENCING GOLD FIELDS ADSs, HAVE BEEN DELIVERED OR OTHERWISE IDENTIFIED TO THE BANK OF NEW YORK)

Authorized Signature: _____

Name: _____

Title: _____

Address: _____

Name of Firm: _____

Area Code and Tel. No.: _____

Dated: _____

* The ADR holder's signature above must be guaranteed by a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution"), unless the ADR holder is itself an Eligible Institution.

WITHDRAWAL OF AMERICAN DEPOSITORY SHARES ("ADSs")
OF
GOLD FIELDS LIMITED
TENDERED PURSUANT TO THE U.S. OFFER TO EXCHANGE
BY
HARMONY GOLD MINING COMPANY LIMITED

TO REGISTERED HOLDERS OF ADSs OF GOLD FIELDS LIMITED WHO HAVE TENDERED SUCH ADSs, PURSUANT TO THE U.S. OFFER TO EXCHANGE BY HARMONY GOLD MINING COMPANY LIMITED, DATED OCTOBER 21, 2004, OR ANY REVISION THEREOF ("HARMONY OFFER").

PLEASE NOTE: If you hold Gold Fields ADSs through a broker, nominee, custodian, trustee or other financial intermediary, you should contact them to give withdrawal instructions.

The offer by Harmony Gold Mining Company Limited, dated October 21, 2004 (the "prospectus"), provides that Gold Fields ADSs that have been tendered pursuant to the terms of the Harmony Offer may be withdrawn if the applicable procedures set forth in the paragraph headed "Withdrawal Rights" to the prospectus are followed.

The paragraph headed "Withdrawal Rights" in the prospectus provides in relevant part as follows:

"You may withdraw Gold Fields securities tendered to us pursuant to the US offer at any time prior to its expiration.

For a withdrawal to be effective, the South African financial intermediary, the US custodian or the US ADS exchange agent, as applicable, must receive in a timely manner the written or facsimile transmission notice of withdrawal. Any such notice must specify the name of the person who tendered the Gold Fields securities being withdrawn, the number of Gold Fields securities being withdrawn and the name of the registered holder, if different from that of the person who tendered such Gold Fields securities.

If Gold Fields ADRs being withdrawn have been delivered or otherwise identified to the US ADS exchange agent, then, prior to the physical release of such ADRs, (1) the US ADS exchange agent also must receive the name of the registered holder and the serial numbers of the particular Gold Fields ADRs and (2) the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution unless such Gold Fields ADSs have been tendered for the account of an eligible institution. If Gold Fields ADSs have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Gold Fields ADSs. If you have tendered Gold Fields ordinary shares, the notice of withdrawal must specify the name and number of the JSE account to be credited with the withdrawn Gold Fields securities.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Our determination shall be final and binding on the holders of the Gold Fields securities. None of Harmony, the US ADS exchange agent, the information agent, the dealer-managers or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Gold Fields securities properly withdrawn will be deemed not to have been validly tendered for purposes of the US offer. However, withdrawn Gold Fields securities may be re-tendered at any time prior to the expiration date by following the procedures described above under "— Procedures for Tendering Gold Fields ADSs" or "— Procedures for Tendering Gold Fields Ordinary Shares", as applicable."

FORM OF WITHDRAWAL OF ACCEPTANCE

For use by certificated Gold Fields Shareholders only

To: Harmony Gold Mining Company Limited ("Harmony"), HSBC bank plc,
Ultra Registrars (Proprietary) Limited and Capita IRG plc

HARMONY GOLD MINING COMPANY LIMITED OFFER
FOR GOLD FIELDS LIMITED

I/We refer to the circular to shareholders of Gold Fields Limited dated 20 October 2004, containing an offer by Harmony to acquire ordinary shares in the capital of Gold Fields (the "Circular"). Terms defined in the Circular have the same meaning in this Form of Withdrawal of Acceptance except where the context requires otherwise.

In accordance with the terms set out in the Circular, the Gold Fields shareholder(s) named below hereby withdraw any acceptance of either the Early Settlement Offer or the Subsequent Offer and instruct you in respect of the Gold Fields shares for which you hold a Form of Acceptance, Surrender and Transfer executed by them or on their behalf to forward the Form(s) of Acceptance, Surrender and Transfer and any accompanying documents of title for such Gold Fields shares to the person named, and at the address stated in Box 1, below.

Box 1: Name _____ Address _____ _____
Box 2: Signed by the Gold Fields shareholder(s) named below or by his/their agent, evidence of whose appointment is attached (1) _____ (2) _____ (3) _____ (4) _____
Box 3: Name(s) of Gold Fields shareholder(s) (1) _____ (2) _____ (3) _____ (4) _____
Box 4: Dated _____

INSTRUCTIONS FOR COMPLETION

(1) This Form of Withdrawal of Acceptance must only be completed by certificated Gold Fields shareholders.

(2) Gold Fields shareholders who have dematerialised their Gold Fields shares must contact their CSDP or broker and furnish them with their instructions to withdraw their acceptance of the Early Settlement Offer and/or the Subsequent Offer in order for their CSDP or broker to transmit such instructions to Harmony's transfer secretaries.

(3) Insert in Box 1 the name and address of the person to whom any Form(s) of Acceptance, Surrender and Transfer and, where relevant, share certificates or other documents of title should be returned.

(4) Insert in Box 3 the name(s) of all registered shareholder(s) of the shares for which you wish to withdraw your acceptance.

(5) All the shareholder(s) named in Box 3 should sign in Box 2. Alternatively an agent of any of the shareholders named in Box 3 may sign in Box 2 on behalf of that shareholder, provided that a document executed by that shareholder appointing the agent and authorising him or her to sign on behalf of that shareholder is enclosed with the completed Form of Withdrawal of Acceptance.

(6) Date the Form of Withdrawal of Acceptance in Box 4.

(7) Send the completed Form of Withdrawal of Acceptance by post or by hand to the address below **AS SOON AS POSSIBLE** so as to be received prior to the date upon which the Early Settlement Offer or the Subsequent Offer becomes or is declared unconditional in all respects. You should not send the Form of Withdrawal of Acceptance by fax or telex.

(8) You should ensure that the Form of Withdrawal of Acceptance is not sent from the United States, Canada, Australia or Japan.

COMPLETE FORMS TO BE SENT TO:

By Hand:	*Posted to:*
Ultra Registrars (Proprietary) Limited	Ultra Registrars (Proprietary) Limited
11 Diagonal Street	PO Box 4844
Johannesburg, 2001	Johannesburg, 2000
South Africa	South Africa
Capita IRG plc	Capita IRG plc
(trading as Capita Registrars)	(trading as Capita Registrars)
The Registry	The Registry
34 Beckenham Road	34 Beckenham Road
Beckenham	Beckenham
Kent	Kent
BR3 4TU	BR3 4TU
United Kingdom	United Kingdom

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 8 November 2004

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
         Relations and Corporate Affairs